Dianne M. Sulzbach

202.739.5470

dsulzbach@morganlewis.com

August 28, 2009

VIA Edgar Correspondence

Valerie Lithotomos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                               AdvisorShares Trust. (the “Trust”) — Initial Registration Statement (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

This letter responds to your prospectus comments dated August 27, 2009 to the Trust’s initial registration statement filed on March 12, 2009.  The following summarizes your comments, and our response to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s registration statement. Please note that in addition to responding to your comments below, we have also revised the Registration Statement in order for it to conform with the new statutory N-1A requirements.

1.                                       Comment:  Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust’s order received July 20, 2009.

Response:  The disclosure in the registration statement is consistent with the Order received July 20, 2009.

2.                                       Comment:  Please confirm that the Fund does not have a maximum percentage of assets that may be invested in exchange traded funds and that the Fund intends to invest the majority of its assets in exchange traded funds.

Response: We confirm that the Fund does not have a maximum percentage of assets that may be invested in exchange traded funds and that the Fund intends to invest the majority of its assets in exchange traded funds.

3.                                       Comment:  Please disclose any brokerage costs associated with the purchase of shares.

Response:  As discussed, the Fund does not charge any brokerage fees.  There would be no way to determine any brokerage fees charged by third parties in connection with the purchase of shares.

4.                                       Comment:  Please confirm that the Arbitrage Pricing Theory works as effectively with an actively managed exchange traded fund as it does with non-actively managed exchange traded funds.

Response: We believe that the Arbitrage Pricing Theory should work as effectively with an actively managed exchange traded fund as it does with non-actively managed exchange traded funds.  We believe the Commission has the same belief as evidenced by the multiple orders that have been issued to permit actively managed ETFs.

5.                                       Comment:  In Footnote (h) to the fee table, please confirm that net expenses include increases from offsets.

Response: As discussed, this comment is no longer applicable as we have deleted the section of the footnote referenced pursuant to Comment 12.

6.                                       Comment:   Please include the Fund’s ticker symbol on the front cover of the Prospectus.

Response: We have made the requested change.

7.                                       Comment:  Please delete “(expenses that are deducted from Fund assets)” after the header “Annual Fund Operating Expenses” in the fee table.

Response: We have made the requested change.

8.                                       Comment:  Please delete Footnote (a) of the fee table.

Response:  We have made the requested change.

9.                                       Comment:  Please delete Footnote (b) of the fee table.

Response: We have made the requested change.

10.                                 Comment:  Please delete Footnote (c) of the fee table.

Response: We have made the requested change.

11.                                 Comment:  Please delete Footnote (d) of the fee table.

Response: We have made the requested change.

12.                                 Comment:  Please delete (i) and (ii) from the second sentence of Footnote (f) of the fee table and replace them with “are based upon estimated amounts for the current fiscal year.”

Response: We have made the requested change.

13.                                 Comment:  Please delete Footnote (g) of the fee table.

Response:  We have made the requested change.

14.                                 Comment:  Next to Footnote (h) of the fee table, please change the header from “NET ANNUAL FUND OPERATING EXPENSES” to “TOTAL ANNUAL FUND OPERATING EXPENSES AFTER FEE WAIVER AND/OR REIMBURSEMENT.”

Response:  As discussed, Footnote (h) and the corresponding header have been deleted from the prospectus because total annual fund operating expenses, excluding acquired fund fees and expenses, is not expected to exceed the contractual cap for the one year period ending September 2, 2010, and thus this disclosure is not required.

15.                                 Comment:  Please change the date in Footnote (h) of the fee table to a date one year from the effective date of the registration statement.

Response:  Footnote (h) has been deleted as discussed in our response to Comment 14.

16.                                 Comment:  Please replace the last sentence of Footnote (h) of the fee table with the following:

The Adviser’s fee waivers and expense reimbursements are subject to a three-year recapture period.

Response: Footnote (h) has been deleted as discussed in our response to Comment 14.

17.                                 Comment:  In the third sentence of Footnote (h) of the fee table, please indicate who can terminate the advisory contact.

Response: Footnote (h) has been deleted as discussed in our response to Comment 14.

18.                                 Comment:  Please delete the second and third sentences of the first paragraph under the header “Example.”

Response:  We have made the requested change.

19.                                 Comment:  Please add disclosure in the “Example” section indicating that the examples assume that the Fund’s operating expenses remain the same and clarify that the first year example reflects waivers.

Response:  As discussed in our response to Comment 14, the Fund does not expect to be utilizing waivers for the first year and accordingly this disclosure is not required.

20.                                 Comment:  Please indent the headers “Example” and “Portfolio Turnover.”

Response: We have made the requested changes.

21.                                 Comment:  Please delete the last two sentences under the header “Portfolio Turnover” and move this disclosure to the strategy section.

Response: We have moved the second to last sentence as requested.  As discussed, we have deleted the last sentence because the Advisor and Sub-Advisor do not expect a high rate of portfolio turnover.

22.                                 Comment:  Please confirm that you will add the Fund’s portfolio turnover rate when it is available.

Response:  We confirm that the Fund will disclose its portfolio turnover rate when available.

23.                                 Comment:  Please delete the header “Investments, Risk and Performance.” Please change the header “Investment Strategies” to “Principal Investment Strategies” and the header “Risks of Investing in the Fund” to “Principal Risks of Investing in the Fund.”

Response: We have made the requested changes.

24.                                 Comment:  Please disclose in the strategy section when the Sub-Advisor may sell securities.

Response:  We have made the requested change, and added the following disclosure: The Sub-Advisor may consider selling an ETF based on its proprietary model for one or more of the following reasons: the ETF price has reached its target, the ETF’s fundamentals or price appear to be deteriorating, or better ETF selections are believed to have been identified by the Sub-Advisor.

25.                                 Comment:  Please disclose what types of debt and foreign securities the Fund will invest in.

Response:  We have revised the disclosure to indicate that the Underlying ETFs, rather than the Fund, may invest in debt and foreign securities.

26.                                 Comment:  Please state whether Fund performance will be available on the Fund’s website or via a toll-free number provided.

Response: Fund performance will be available on the Fund’s website.

27.                                 Comment:  Please note that because the Fund issues shares in Creation Units of not less than 25,000 shares, the Fund may omit the information requested by Form N-1A Items 6(a) and (b).

Response: The Fund has opted to omit the information requested by Form N-1A Items 6(a) and (b).

28.                                 Comment:  In the last paragraph under the header “Purchase and Sale of Fund Shares,” delete the second, third and fourth sentences and revise the last sentence to read: “The shares of the Fund are listed on the Exchange, and because shares trade at market prices, rather than at net asset value, shares may trade at a value greater than or less than their net asset value.”

Response:  We have made the requested change.

29.                                 Comment:  Please change the header “Dividends, Capital Gains and Taxes” to “Tax Information.”

Response:  We have made the requested change.

30.                                 Comment:  In the last sentence in the section with the header “Payments to Broker-Dealers and Other Financial Intermediaries,” please revise the disclosure “payments may influence the broker-dealer or other intermediary” to read “payments may create a conflict of interest by influencing broker-dealers or other intermediaries.”

Response: We have made the requested change.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5470 or Ryan Gibbs at 202.739.5282.

Very truly yours,

/s/ Dianne M. Sulzbach
Dianne M. Sulzbach

cc: W. John McGuire, Esq.